Exhibit 12.1

Ball Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges

-------------------------------------------    -----------    ----------    ----------     ---------     ----------
($ in millions)                                    2002          2001          2000          1999           1998
-------------------------------------------    -----------    ----------    ----------     ---------     ----------

Earnings (loss) before taxes                     $  235.4      $ (113.7)      $ 113.9       $ 171.2        $  27.3
Plus:
   Interest expensed and capitalized                 78.0          89.7          98.5         109.6           80.9
   Interest expense within rent                      17.1          21.7          25.4          18.0           15.4
     Amortization of capitalized interest             2.0           2.3           2.0           1.9            2.1
     Distributed income of equity
       investees                                      -             -             -             1.5            2.5
Less:
   Interest capitalized                              (2.4)         (1.4)         (3.3)         (2.0)          (2.3)
                                               -----------    ----------    ----------     ---------     ----------
Adjusted earnings (loss)                            330.1          (1.4)        236.5         300.2          125.9

Fixed charges (1)                                    95.1         111.4         123.9         127.6           96.3

Ratio of earnings to fixed charges                    3.5x          0.0x(2)       1.9x          2.4x           1.3x
-------------------------------------------    -----------    ----------    ----------     ---------     ----------

(1)  Fixed charges include interest expensed and capitalized as well as interest expense within rent.

(2)  During 2001 there was a deficiency of earnings to fixed charges of $112.8 million.